UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KKR FS Income Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

48255N100

(CUSIP Number)

August 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 7

CUSIP No. 48255N100

(1)	Names of reporting persons Bayshore Capital Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 489,426.9225
(7) Sole dispositive power
(8) Shared dispositive power 489,426.9225
(9)	Aggregate amount beneficially owned by each reporting person 489,426.9225
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.79%(1)
(12)	Type of reporting person (see instructions) IA

(1)

Such percentage is based on an aggregate of 8,457,385 Class I shares (the “Class I Shares”) of KKR FS Income Trust’s (the “Issuer”) common shares of beneficial interest (the “Shares”) outstanding, which is calculated by adding (i) 3,232,725 Class I Shares issued and outstanding as of August 11, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023 and (ii) 5,224,660 Common Shares issued and sold pursuant to that certain subscription agreement entered into with the participating investors on August 29, 2023 in connection with the Issuer’s continuous private offering of Shares (the “Private Offering”), as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2023.

SCHEDULE 13G	Page 3 of 7

CUSIP No. 48255N100

(1)	Names of reporting persons Tready A. Smith
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 489,426.9225
(7) Sole dispositive power
(8) Shared dispositive power 489,426.9225
(9)	Aggregate amount beneficially owned by each reporting person 489,426.9225(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.79%(2)
(12)	Type of reporting person (see instructions) IN

(1)

Tready Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC (“Bayshore Capital”) and exercises sole voting and dispositive control over the securities held directly and indirectly by Bayshore Capital and may be deemed to beneficially own all of the reported Class I Shares of the Issuer’s Shares.

(2)

Such percentage is based on an aggregate of 8,457,385 Class I Shares of the Issuer’s Shares outstanding, which is calculated by adding (i) 3,232,725 Class I Shares issued and outstanding as of August 11, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023 and (ii) 5,224,660 Common Shares issued and sold pursuant to that certain subscription agreement entered into with the participating investors on August 29, 2023 in connection with the Issuer’s Private Offering, as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2023.

SCHEDULE 13G	Page 4 of 7

Item 1(a)	Name of issuer:

KKR FS Income Trust

Item 1(b)	Address of issuer’s principal executive offices:

201 Rouse Boulevard, Philadelphia, Pennsylvania 19112

2(a) Name of person filing:

This Schedule 13G is being filed on behalf of the following:

(i)	Bayshore Capital Advisors, LLC, a Florida limited liability company; and

(ii)	Tready A. Smith, a U.S. Citizen.

The above parties are collectively referred to as the “Reporting Persons”. Tready A. Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC. Tready A. Smith expressly disclaims beneficial ownership of all Class I Shares of the Issuer’s Shares beneficially owned by Bayshore Capital Advisors, LLC except to the extent of her pecuniary interest therein.

2(b) Address or principal business office or, if none, residence:

The address of the business office of each of the Reporting Persons is:

1700 S. MacDill Avenue Suite 340,

Tampa, FL 33629

2(c) Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

2(d) Title of class of securities:

Common shares of beneficial interest, par value $0.01 per share, of Class I shares.

2(e) CUSIP No.:

48255N100

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☒	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

SCHEDULE 13G	Page 5 of 7

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 through 11 of cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G	Page 6 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2023	Bayshore Capital Advisors, LLC

	By:	/s/ Tready A. Smith
Tready A. Smith, As Chief Executive Officer

Dated: September 6, 2023	By:	/s/ Tready A. Smith
Tready A. Smith